                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  MEDAIRE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    U58215101
                                 (CUSIP Number)

                               LEONARDO LOO, ESQ.
                            GALLAGHER & KENNEDY, P.A.
                            2575 EAST CAMELBACK ROAD
                           PHOENIX, ARIZONA 85016-9225
                                 (602) 530-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                NOVEMBER 19, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 2 OF 15 PAGES


                                                                SEC 1746 (12-91)
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Excellus Investments Pte Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A)  [ ]
     (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Singapore
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,000,000
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            6,000,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 3 OF 15 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Best Dynamic Services Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A)  [ ]
     (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 4 OF 15 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blue Cross Travel Services B.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A)  [ ]
     (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 5 OF 15 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     International SOS (EMEA) Holdings N.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A)  [ ]
     (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 6 OF 15 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AEA International Holdings Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A) [ ]
     (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 7 OF 15 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Arnaud P.A. Vaissie
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A) [ ]
     (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 8 OF 15 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pascal M.G. Rey-Herme
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A) [ ]
     (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D                PAGE 9 OF 15 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Laurent Sabourin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A) [ ]
     (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          39,456,214 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    39,456,214 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,456,214 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.59% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.46% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. U58215101               SCHEDULE 13D               PAGE 10 OF 15 PAGES


ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value (the "Common Stock" or "Shares") of MedAire, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices located at 80 East Rio Salado Parkway, Suite 610, Tempe, Arizona 85281.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is being filed jointly on behalf of the following persons:

          1. Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore ("Excellus").

          2. Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands ("BDS").

          3. Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands ("Blue Cross").

          4. International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles ("ISOSH").

          5. AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands ("AEA Holdings")

          6. Arnaud P.A. Vaissie ("Vaissie"), Pascal M.G. Rey-Herme ("Rey-Herme"), and Laurent Sabourin ("Sabourin", together with Vaissie, Rey-Herme, Excellus, BDS, Blue Cross, ISOSH, and AEA Holdings, the "Reporting Persons" and each a "Reporting Person").

Excellus is a wholly-owned subsidiary of AEA Holdings, which also indirectly owns BDS as described below. BDS is a wholly-owned subsidiary of Blue Cross, which is a wholly-owned subsidiary of ISOSH. ISOSH is a wholly owned subsidiary of AEA Holdings. Each of Vaissie, Rey-Herme and Sabourin are controlling shareholders of AEA Holdings and the indirect equity holders of Excellus. Each of Vaissie, Rey-Herme and Sabourin may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by AEA Holdings, ISOSH, Blue Cross and BDS. Each of Vaissie, Rey-Herme and Sabourin expressly disclaim such beneficial ownership.

(b) The business address of each of the Reporting Persons is as follows:

          1. The business address of Excellus is 331 North Bridge Road, #17-00 Odeon Towers, Singapore 188720.

          2. The business address of BDS is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

          3. The business address of Blue Cross is Beursplein 37, 3011 AA Rotterdam, The Netherlands.

          4. The business address of ISOSH is Scharlooweg 31, Curacao, Netherlands Antilles.

          5. The business address of AEA Holdings is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

          6. The business address of each of Rey-Herme and Sabourin is 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720. The business address of Vaissie is Sixth Floor, Landmark House, Hammersmith Bridge Road, London W6 9DP, United Kingdom.

(c) The purpose of each of Excellus, BDS, Blue Cross, and AEA Holdings is to hold investments.

CUSIP NO. U58215101               SCHEDULE 13D               PAGE 11 OF 15 PAGES


(d) During the last five years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, none of the individuals listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, none of the individuals listed on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of each of the Reporting Persons are set forth on Schedule A hereto and is incorporated by reference herein.

The Reporting Persons may be deemed to constitute a group for purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons are filing this Statement jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

Each of the Reporting Persons expressly declares that the filings of this Statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities held by any other person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All shares held by Excellus were purchased with working capital contributed to Excellus by AEA Holdings out of its working capital.

ITEM 4. PURPOSE OF TRANSACTION

Excellus acquired the Shares for investment purposes. The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to the investment in the Issuer. Among other alternatives, the Reporting Persons may continue to engage in discussions with the management and the board of directors of the Issuer to encourage them to take steps to maximize shareholder value. The Reporting Persons also may attempt to encourage the Issuer and third parties to consider other strategic transactions involving the Issuer that are designed to maximize shareholder value. In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of the investment in the Issuer. Such alternatives could include, without limitation, (a) the purchase of additional securities of the Issuer, including without limitation Common Stock of the Issuer, options, or other related derivatives, in the open market, in privately negotiated transactions, or otherwise, and (b) the sale of all or a portion of the securities of the Issuer, including without limitation shares of Common Stock of the Issuer, options, or related derivatives, now beneficially owned or hereafter acquired by them. The Reporting Persons may contact and consult with other shareholders of the Issuer concerning the Issuer, its prospects, and any or all of the foregoing matters. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan, or proposal with respect to (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

CUSIP NO. U58215101               SCHEDULE 13D               PAGE 12 OF 15 PAGES


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The descriptions contained in Item 2, Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer's Form 10-Q, as of November 13, 2006, there were outstanding 57,527,960 shares of Common Stock of the Issuer. As of the date hereof, the Reporting Persons are deemed to beneficially own and hold sole dispositive power over approximately 20,780,149 shares of Common Stock of the Issuer, representing 36.12% of the issued and outstanding Common Stock of the Issuer, 6,000,000 of which are owned directly by Excellus and 14,780,149 of which are owned directly by BDS. Because of the transactions described in Item 4 and 5 of Schedule 13D filed by BDS on December 27, 2005, as amended (the "BDS
Schedule 13D"), the Reporting Persons may be deemed to beneficially own or to share the power to vote the shares of Common Stock owned by Ms. Joan Sullivan Garrett and/or Connemara, LLC. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in this Statement or the BDS Schedule 13D. Ms. Garrett and/or Connemara are the beneficial owners of 18,676,065 shares of Common Stock, representing approximately 32.46% of the issued and outstanding Common Stock of the Issuer. Together, Ms. Garrett, Connemara, BDS and Excellus would beneficially own 39,456,214 shares of the Common Stock of the Issuer, representing an aggregate approximate amount of 68.59% of the issued and outstanding Common Stock of the Issuer. To the Reporting Persons' knowledge, other than expressly provided in this Statement or the BDS Schedule 13D, Ms. Garrett and Connemara have the sole dispositive power over its 18,676,065 shares of Common Stock of the Issuer.

With respect to transactions effected in the past 60 days, (i) on November 18, 2006, Excellus purchased 2,791,417 shares of Common Stock for $1.03815 per share, (ii) on November 19, 2006, Excellus purchased 2,506,732 shares of Common Stock for $0.80955 per share, and (iii) on November 21, 2006, Excellus purchased 701,851 shares of Common Stock for $0.86896 per share. All such shares were purchased in off-market transactions.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The descriptions contained in Item 4 and 5 above are incorporated herein by reference. Except as described in this Statement, the Reporting Persons are not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP NO. U58215101               SCHEDULE 13D               PAGE 13 OF 15 PAGES


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2006                 EXCELLUS INVESTMENTS PTE LTD.


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Director


                                        BEST DYNAMIC SERVICES LIMITED

                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Director


                                        BLUE CROSS TRAVEL SERVICES B.V.


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Managing Director


                                        INTERNATIONAL SOS (EMEA) HOLDINGS N.V.


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Managing Director


                                        AEA INTERNATIONAL HOLDINGS LIMITED


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Director


                                        ARNAUD P.A. VAISSIE


                                        /s/ Arnaud P.A. Vaissie
                                        ----------------------------------------


                                        PASCAL M.G. REY-HERME


                                        /s/ Pascal M.G. Rey-Herme
                                        ----------------------------------------


                                        LAURENT SABOURIN


                                        /s/ Laurent Sabourin
                                        ----------------------------------------

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP NO. U58215101               SCHEDULE 13D               PAGE 14 OF 15 PAGES


                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.   Excellus Investments Pte Ltd.

     The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Excellus is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of Excellus, (ii) the business address of such person is c/o Excellus at the address of Excellus set forth under Item 2 of this Statement, and (iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                    Principal Occupation/Business Address                      Citizenship
----                    -------------------------------------                      -----------
Laurent Sabourin        Director, c/o 331 North Bridge Road #17-00 Odeon Towers,   France
                        Singapore 188720

Arnaud P.A. Vaissie     Director, c/o Sixth Floor, Landmark House, Hammersmith     France
                        Bridge Road, London W6 9DP, United Kingdom

II.  Best Dynamic Services Limited

     The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of BDS is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of BDS, (ii) the business address of such person is c/o BDS at the address of BDS set forth under Item 2 of this Statement, and
(iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                    Principal Occupation/Business Address                      Citizenship
----                    -------------------------------------                      -----------
Laurent Sabourin        Director, c/o 331 North Bridge Road #17-00 Odeon Towers,   France
                        Singapore 188720

Arnaud P.A. Vaissie     Director, c/o Sixth Floor, Landmark House, Hammersmith     France
                        Bridge Road, London W6 9DP, United Kingdom

Pascal M.G. Rey-Herme   Director, c/o 331 North Bridge Road #17-00 Odeon Towers,   France
                        Singapore 188720

III. Blue Cross Travel Services B.V.

     The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Blue Cross is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of Blue Cross, (ii) the business address of such person is c/o Blue Cross at the address of Blue Cross set forth under Item 2 of this Statement, and (iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                    Principal Occupation/Business Address                      Citizenship
----                    -------------------------------------                      -----------
Laurent Sabourin        Managing Director, c/o 331 North Bridge Road #17-00        France
                        Odeon Towers, Singapore 188720

Bernardus Gregorius     Managing Director, c/o Beursplein 37, 3011 AA Rotterdam,   Dutch
Dorhout Mees            The Netherlands

CUSIP NO. U58215101               SCHEDULE 13D               PAGE 15 OF 15 PAGES


IV.  International SOS (EMEA) Holdings N.V.

The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of ISOSH is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of ISOSH, (ii) the business address of such person is c/o ISOSH at the address of ISOSH set forth under Item 2 of this Statement, and (iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                    Principal Occupation/Business Address                      Citizenship
----                    -------------------------------------                      -----------
Laurent Sabourin        Managing Director, c/o 331 North Bridge Road #17-00        France
                        Odeon Towers, Singapore 188720

Arnaud P.A. Vaissie     Managing Director, c/o Sixth Floor, Landmark House,        France
                        Hammersmith Bridge Road, London W6 9DP, United Kingdom

Pascal M.G. Rey-Herme   Managing Director, c/o 331 North Bridge Road #17-00        France
                        Odeon Towers, Singapore 188720

Micora N.V.             Managing Director, c/o Scharlooweg 31, Curacao,            Netherlands Antilles Co
                        Netherlands Antilles

V.   AEA International Holdings Limited

The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of AEA Holdings is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of AEA Holdings, (ii) the business address of such person is c/o AEA Holdings at the address of AEA Holdings set forth under Item 2 of this Statement, and (iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                    Principal Occupation/Business Address                      Citizenship
----                    -------------------------------------                      -----------
Arnaud P.A. Vaissie     President and CEO, c/o Sixth Floor, Landmark House,        France
                        Hammersmith Bridge Road, London, W6 9DP, United Kingdom

Pascal M.G. Rey-Herme   Group Medical Director, 331 North Bridge Road #17-00       France
                        Odeon Towers, Singapore 188720

Laurent Sabourin        Group Managing Director, 331 North Bridge Road #17-00      France
                        Odeon Towers, Singapore 188720

Claude A. Giroux        Director, c/o Two Cochrane Skatfield, Chancery Court,      Canadian
                        Providenciales, Turks & Caicos Islands

Michael D. Selby        Director, c/o Casa Viva #2002, 47/48 Soi Charoenjai,       USA
                        Ekamai Road, Klongtonnua, Klongtoey, 10110 Bangkok,
                        Kingdom of Thailand

Andrey Berzins          Director, c/o 16 Collyer Quay #26-04 Hitachi Tower,        British
                        Singapore 049318

Brian Watson            Director, c/o Level 8, 90 Collins Street, Melbourne,       Australian
                        Vic. 3000, Australia

                                    EXHIBIT 1

                   EXCELLUS INVESTMENTS PTE LTD - SCHEDULE 13D

                             JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D, dated November 28, 2006, with respect to the shares of common stock, $0.001 par value per share, of MedAire, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Each of the undersigned hereby agrees that it shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 28, 2006                 EXCELLUS INVESTMENTS PTE LTD.


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Director


                                        BEST DYNAMIC SERVICES LIMITED


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Director


                                        BLUE CROSS TRAVEL SERVICES B.V.


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Managing Director


                                        INTERNATIONAL SOS (EMEA) HOLDINGS N.V.


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Managing Director


                                        AEA INTERNATIONAL HOLDINGS LIMITED


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Name: Laurent Sabourin
                                        Title: Director


                                        ARNAUD P.A. VAISSIE


                                        /s/ Arnaud P.A. Vaissie
                                        ----------------------------------------


                                        PASCAL M.G. REY-HERME


                                        /s/ Pascal M.G. Rey-Herme
                                        ----------------------------------------


                                        LAURENT SABOURIN


                                        /s/ Laurent Sabourin
                                        ----------------------------------------